SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VARIFLEX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922242-10-2

(CUSIP Number)

Raymond H. Losi, II

c/o Variflex

5152 North Commerce Avenue

Moorpark, CA 93021

Copy to:

Allison Keller

O’Melveny & Myers LLP

1999 Avenue of the Stars, 7th Floor

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	NAME OF REPORTING PERSON Raymond H. Losi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 472,876 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

(1)	NAME OF REPORTING PERSON Raymond H. Losi, II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 1,351,415 (10) SHARED DISPOSITIVE POWER 120,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

(1)	NAME OF REPORTING PERSON Barbara Losi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 206,438 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

(1)	NAME OF REPORTING PERSON Diane Losi Coletti
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 383,908 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

(1)	NAME OF REPORTING PERSON Kathy Losi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 807,507 (10) SHARED DISPOSITIVE POWER 120,000

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON IN

(1)	NAME OF REPORTING PERSON EML Enterprises, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 383,908 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON PN

(1)	NAME OF REPORTING PERSON The BL 1995 Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 100,000 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON PN

(1)	NAME OF REPORTING PERSON Losi Enterprises, Limited Partnership
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number Of Shares Beneficially Owned By Each Reporting Person With	(7) SOLE VOTING POWER - 0 - (8) SHARED VOTING POWER 4,217,396 (9) SOLE DISPOSITIVE POWER 807,507 (10) SHARED DISPOSITIVE POWER - 0 -

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,396 shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.3%
(14)	TYPE OF REPORTING PERSON PN

Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Statement”) filed by (i) Raymond H. Losi, (ii) Raymond H. Losi, II, (iii) Barbara Losi, (iv) Eileen Losi, (v) Diane Losi Coletti, (vi) Kathy Losi, (vii) EML Enterprises, L.P, (viii) The BL 1995 Limited Partnership, and (ix) Losi Enterprises, Limited Partnership (collectively, the “Reporting Persons”) on November 28, 1997, relating to the beneficial ownership of shares of common stock, par value $0.001 per share, of Variflex, Inc. (the “Company” or “Variflex”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety:

The following is a description of each of the persons filing this Schedule 13D (each a “Reporting Person”):

RAYMOND H. LOSI - Raymond H. Losi’s address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021. Mr. Losi is a consultant to and a Director of the Company. Raymond H. Losi is a United States Citizen.

RAYMOND H. LOSI, II - Raymond H. Losi, II’s address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021. Mr. Losi is Chief Executive Officer, Chief Operating Officer and a Director of the Company. Mr. Losi is a United States Citizen.

BARBARA LOSI - Barbara Losi’s address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Losi’s principal employment is as a private investor. Ms. Losi is a United States Citizen.

DIANE LOSI COLETTI - Diane Losi Coletti’s address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Coletti’s principal employment is as a private investor. Ms. Coletti is a United States Citizen.

KATHY LOSI - Kathy Losi’s address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021. Ms. Losi’s principal employment is the controller for an individual investor. Ms. Losi is a United States Citizen.

THE BL 1995 LIMITED PARTNERSHIP - The BL 1995 Limited Partnership (“BL”) is a California limited partnership. BL’s principal business is investment in securities. The principal business address and the principal office address of BL is 52-100 Citation Court, La Quinta, California 92253. The general partner of BL is Barbara Losi, whose address, citizenship and present occupation is set forth above.

EML ENTERPRISES, L.P. - EML Enterprises, Limited Partnership (“EML”) is a California limited partnership. EML’s principal business is investment in securities. The principal business address and the principal office address of EML is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California, 93021.

The general partners of EML are the RHL Trust u/d/t January 23, 1995 (“RHL Trust”) and the DKL Trust u/d/t January 23, 1995 (“DKL Trust”). The name, business address, citizenship, and present principal occupation of each of the general partners of EML and the controlling persons of the general partners are set forth in Schedule I hereto.

LOSI ENTERPRISES LIMITED PARTNERSHIP - Losi Enterprises Limited Partnership (“Enterprises”) is a California Limited Partnership. Enterprises principal business is investment in securities. The principal business address is c/o Variflex, Inc., 5152 North Commerce Avenue, Moorpark, California 93021.

The general partner of Enterprises is Losi Properties, Inc., a California corporation (“Losi Properties”). The name, business address, citizenship, and present principal occupation of the controlling persons of Losi Properties are set forth in Schedule II hereto.

None of the Reporting Persons, the general partners of the Reporting Persons or the officers and directors of the corporate general partners of the Reporting Persons, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.

In addition, pursuant to the Voting Rights Agreement (as defined in Item 6), the Reporting Persons and REMY Capital Partners IV, L.P., REMY Investors, LLC and Mark Siegel (collectively “Remy”) may also be deemed to be a “group” within the meaning of Rule 13d-5 under Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety:

As of the date of this filing, except as set forth below, the Reporting Persons do not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On August 26, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Bravo Sports (“Parent”), BSV, Inc. (“Merger Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub would be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger. The Merger Agreement provides that, upon consummation of the Merger, holders of common stock will be entitled to receive $7.60 per share of common stock. The Merger Agreement also provides that, upon consummation of the Merger, the holders of vested and exercisable stock options under the Company option plans will be entitled to receive an amount in cash equal to the number of shares of common stock of the Company previously subject to the stock option, multiplied by the excess of the per share amount of cash paid in the Merger over the exercise price per share of common stock previously subject to the stock option. Vesting with respect to 24,000 shares of common stock held by Raymond H. Losi, II (“Jay Losi”) will be accelerated prior to the closing of the Merger. In addition, upon consummation of the Merger, the holders of vested and exercisable warrants, Ray Losi, Jay Losi and Remy, will be entitled to receive an amount in cash equal to the number of shares of common stock previously subject to the warrant, multiplied by the excess of the per share amount of cash paid in the Merger over the exercise price per share of common stock previously subject to the warrant.

In connection with the execution and delivery of the Merger Agreement, Remy and Losi Entities as the holders of over a majority of the votes entitled to be cast on the adoption of the Merger Agreement, delivered their written consent, subject to certain conditions, to the adoption and approval of the Merger Agreement and the Merger (the consent, the “Written Consent”). In addition, such entities and Parent entered into a support agreement, dated as of August 26, 2004 (the “Support Agreement”), pursuant to which such stockholders agreed, among other things, that prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement they will not sell or transfer their shares or withdraw their consent, subject to certain conditions.

The foregoing description of the Merger Agreement, the Written Consent and the Support Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Merger Agreement, the Written Consent and the Support Agreement, each of which is incorporated herein by reference. The Merger Agreement, the Written Consent and the Support Agreement are filed as Exhibits A, B and C, respectively, hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety:

To the extent that the responses in this Item 5 relate to persons other than the Reporting Persons, said responses are qualified in that they are made to the best knowledge of the Reporting Persons.

(a) As of the date hereof, each of the Reporting Persons and Remy is the beneficial owner of 4,217,396 shares of common stock of Variflex (the “Shares”). Of such Shares, (i) 400,000 (the “Remy Warrant Shares”), (ii) 200,000 (the “Ray Losi Warrant Shares”) and (iii) 100,000 (the “Jay Losi Warrant Shares”) are deemed to be beneficially owned by each of the Reporting Persons and Remy pursuant to the Remy Warrant, that certain warrant dated as of November 18, 1997 by and between Ray Losi and Variflex (the “Ray Losi Warrant”) and that certain warrant dated as of November 18, 1997 by and between Jay Losi and Variflex (the “Jay Losi Warrant”), respectively, which warrants, subject to certain terms and conditions contained therein, are presently exercisable. Additionally, 60,000 of such Shares are deemed to be beneficially owned by each of the Reporting Persons and Remy pursuant to the Jay Losi Options, including options that will be accelerated in connection with the merger. The Shares represent approximately 78.3% of the outstanding shares of common stock of Variflex (based upon the number of shares that were reported to be outstanding by Variflex as set forth in the Merger Agreement).

(b) Losi Enterprises has the sole power to dispose or to direct the disposition of 807,507 shares of the common stock of Variflex held by it. The general partner of Losi Enterprises, Inc. is Losi Properties, Inc., which is owned by the Losi Childrens Trust. As co-trustees of the Losi Childrens Trust, Jay and Kathy Losi each have sole power to dispose of or direct the disposition of 807,507 Shares held by Losi Enterprises. EML Enterprises has the sole power to dispose or to direct the disposition of 383,908 shares of the common stock of Variflex held by it. The DKL and RHL Trusts are the general partners of EML Enterprises. As trustees of the DKL and RHL Trusts, respectively, Jay and Diane Losi Coletti have the sole power to dispose or to direct the disposition of 383,908 shares held by EML Enterprises. Ray Losi, individually, and as trustee of the 1989 Raymond H. Losi Revocable Trust, has the sole power to dispose or to direct the disposition of 446,575 shares (including 200,000 shares issuable pursuant to the Ray Losi Warrant) of the common stock of Variflex held by Ray Losi and such trust. Ray Losi, as trustee of the Diane Losi Coletti Trust, has the sole power to dispose or direct the disposition of 26,301 shares held by such trust. Jay Losi has the sole power to dispose of or to direct the disposition of 160,000 shares issuable pursuant to the Jay Losi Warrant and the Jay Losi Options, while Jay Losi and Kathy Losi, as co-trustees of the Jay and Kathy Losi Revocable Trust, share the power to dispose or to direct the disposition of 120,000 shares of the common stock of Variflex held by such trust. Barbara Losi, as trustee of the 1989 Barbara Losi Revocable Trust, has the sole power to dispose or to direct the disposition of 106,438 shares of the common stock of Variflex held by such trust, and as general partner of BL, has the sole power to dispose or to direct the disposition of 100,000 shares of the Shares held by such partnership. Remy has the sole power to dispose or to direct the disposition of 2,066,667 shares (including 400,000 Shares issuable pursuant to the Remy Warrant) of the common stock of Variflex held by Remy.

The Reporting Persons and Remy may be deemed to share the power to vote or to direct the vote of 4,217,396 shares of the common stock of Variflex held by the Reporting Persons and Remy. The power to vote or to direct the vote of the Shares is shared pursuant to the Voting Rights Agreement by and among the Reporting Persons and Remy.

The business address of Remy is 1801 Century Park East, Suite 1111, Los Angeles, California 90067. Remy’s principal business is in private investment and consulting. During the last five years, to the knowledge of the Reporting Persons, Remy has not been (i) convicted in a criminal proceeding or (ii) a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Other than as set forth in this Amendment, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) To the best of the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Variflex which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety:

Pursuant to the Merger Agreement, the Company agreed to consummate the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement. In connection with the execution and delivery of the Merger Agreement, Remy and Losi Entities, as the holders of over a majority of the votes entitled to be cast on the adoption of the Merger Agreement, delivered the Written Consent whereby they adopted and approved the Merger Agreement and the Merger. In addition, in connection with the execution and delivery of the Merger Agreement, such entities and Parent entered into the Support Agreement, pursuant to which such stockholders agreed, among other things, that prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement they will not sell or transfer their shares or withdraw their consent, subject to certain conditions.

On November 18, 1997, the Voting Rights Agreement was entered into among entities controlled by the Reporting Persons and Remy (the “Voting Rights Agreement”) pursuant to which the parties agreed to the procedures the parties would follow in nominating and voting for directors of the Company. Subject to certain adjustments in the event that the holdings of common stock of Remy, on one hand, or the Losi Entities, on the other hand, decline to certain levels, the Voting Rights Agreement stipulates that, beginning in 1998, at each annual meeting of the Company, the parties will vote the shares of common stock of the Company owned by them for six directors of which two directors are nominated by Remy, two directors are nominated by the Losi Entities and two independent directors are agreed to by the Losi Entities and Remy. The Voting Rights Agreement also grants (i) Remy the right of first offer with respect to any common stock of the Company that the Losi Entities desire to sell or transfer to anyone other than “a Permitted Transferee” (as defined in the Voting Rights Agreement) and (ii) the Losi Entities a reciprocal right of first offer with respect to common stock of the Company held by Remy.

The foregoing description of the Voting Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Voting Rights Agreement, which was filed as an Exhibit to the Statement and is incorporated herein by reference.

Item 7. Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit A	Agreement and Plan of Merger, dated as of August 26, 2004, by and among Bravo Sports, BSV Inc. and Variflex, Inc. (incorporated by reference from the Company’s Form 8-K filed August 26, 2004)

Exhibit B	Written Consent of Stockholders of Variflex, Inc. (incorporated by reference from the Company’s Form 8-K filed August 26, 2004)

Exhibit C	Support Agreement, dated as of August 26, 2004, by and between Bravo Sports, and REMY Capital Partners IV, L.P. and the Losi Enterprises (incorporated by reference from the Company’s Form 8-K filed August 26, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004

By:	/s/ Raymond H. Losi
Raymond H. Losi

By:	/s/ Raymond H. Losi, II
Raymond H. Losi, II

By:	/s/ Barbara Losi
Barbara Losi

By:	/s/ Diane Losi Coletti
Diane Losi Coletti

By:	/s/ Kathy Losi
Kathy Losi

EML ENTERPRISES, L.P.

By:	DKL Trust
General Partner

By:	/s/ Raymond H. Losi, II
Raymond H. Losi, II
Trustee

By:	RHL Trust
General Partner

By:	/s/ Diane Losi Coletti
Diane Losi Coletti
Trustee

LOSI ENTERPRISES, LIMITED PARTNERSHIP

By:	Losi Properties, Inc.
General Partner

By:	Losi Childrens Trust

By:	/s/ Raymond H. Losi, II
Raymond H. Losi, II
Trustee

JAY AND KATHY LOSI REVOCABLE TRUST

By:	/s/ Raymond H. Losi, II
Raymond H. Losi, II
Trustee

1989 RAYMOND H. LOSI REVOCABLE TRUST

By:	/s/ Raymond H. Losi
Raymond H. Losi, Trustee

THE BL 1995 LIMITED PARTNERSHIP

By:	BL Holdings, Inc.
General Partner

By:	/s/ Barbara Losi
Barbara Losi
President

1989 BARBARA LOSI REVOCABLE TRUST

By:	/s/ Barbara Losi
Barbara Losi, Trustee

DIANE LOSI COLETTI TRUST

By:	/s/ Raymond H. Losi
Raymond H. Losi, Trustee

SCHEDULE I

Name, Business Address, Citizenship

and Present Principal Occupation

of the General Partners

The following sets forth with respect to each of the general partners of EML Enterprises, Limited Partnership and of controlling persons of such general partners, the name, state of organization or incorporation and principal business and business address (unless otherwise indicated, such address is 5152 North Commerce Avenue, Moorpark, CA 93021). Each natural person identified below is a citizen of the United States. In the case of the general partner that is a corporation, information as to officers, directors and shareholders is provided.

RHL TRUST

General partner of EML Enterprises, Limited Partnership.

A trust under declaration of trust dated January 23, 1995.

Federal Identification Number 95-6988868.

The trustee of the Trust is Diane K. Losi-Coletti.

DIANE K. LOSI-COLETTI

Present Principal Occupation: Private Investor

DKL TRUST

General partner of EML Enterprises, Limited Partnership.

A trust under declaration of trust dated January 23, 1995.

Federal Identification Number 95-6988867.

The trustee of the Trust is Raymond (Jay) H. Losi II.

RAYMOND (JAY) H. LOSI II

Present Principal Occupation: Chief Executive Officer, Chief Operating Officer and a Director of Variflex, Inc.

SCHEDULE II

Name, Business Address, Citizenship

and Present Principal Occupation

of the General Partner

The following sets forth with respect to the general partner of Losi Enterprises, Limited Partnership and of controlling persons of such general partner, the name, state of organization or incorporation and principal business and business address (unless otherwise indicated, such address is 5152 North Commerce Avenue, Moorpark, CA 93021). Each natural person identified below is a citizen of the United States. In the case of the general partner which is a corporation, information as to officers, directors and shareholders is provided.

LOSI PROPERTIES, INC.

General partner of Losi Enterprises, Limited Partnership.

A corporation organized under the laws of California.

Federal Identification Number 95-4515884.

The officers and directors of Losi Properties, Inc. are Raymond H. Losi, II and Kathy Losi.

The sole shareholder of Losi Properties, Inc. is the Jay Losi and Kathy Losi Children’s Trust of which Raymond H. Losi and Kathy Losi are trustees.

RAYMOND H. LOSI, II

Present Principal Occupation: Chief Executive Officer, Chief Operating Officer and a Director of Variflex, Inc.

KATHY LOSI

Present Principal Occupation: controller for an individual investor